September 13, 2002



         VIA EDGAR

         Securities and Exchange Commission
         450 Fifth Street, NW
         Washington, DC 20549

         Re:   Phoenix-Kayne Funds
               Request for Withdrawal of Duplicate 485BPOS Filing
               CIK No. 0001018593
               File Nos. 333-08045 and 811-07705

         To the Commission Staff:

                  Pursuant to Rule 477(a), on behalf of Phoenix-Kayne Funds (formerly, Kayne Anderson Rudnick Mutual Funds), a Delaware business trust (the "Registrant"), I hereby request that the duplicate 485BPOS filing containing post-effective amendment no. 14 to the registration statement on Form N-1A filed on Friday, September 6, 2002, be withdrawn.

                  Company Name:  Phoenix-Kayne Funds
                                 (formerly, Kayne Anderson Rudnick Mutual Funds)
                  Form Type:     485BPOS
                  Received Date: September 6, 2002   16:04
                  Accepted at:   September 6, 2002   16:05
                  Accession No.: 0000949377-02-000560

                  The referenced filing is an exact duplicate of a 485BPOS filing which filed at our direction on Friday, August 30, 2002, which filing should remain intact and officially filed. The duplicate was filed inadvertently by our filing agent and should be withdrawn to avoid confusion.

                  Should you have any questions, please contact the undersigned at (860) 403-5788.

                                Very truly yours,


                                Richard J. Wirth
                                Vice President and Insurance and
                                  Investment Products Counsel